SELFRIDGES&Co

02 SEP 20 AM 10:10

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

12 September 2002

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed copies of recent announcements made to the London Stock Exchange on 10 September 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Encs.

dlw 9/23

\ConcessionAgreementCorrespondence\Vertu(OxSt).doc

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Announcement Details

Company	Headline	Embargo	Last Update
Selfridges PLC	Holding(s) in Company		16:51 10 Sep 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Schroder Investment Management Limited

in respect of its interest as investment managers and as parent company of Schroder Unit Trusts Limited and any interest that company has and on behalf of Schroders plc as holdi company of Schroder Investment Management Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 7,700

Chase Nominees Limited - 2,432,132

Schroder Nominees Limited - 10,819,422

BT Globenet Nominees Limited A/C 6B - 1,200,000

Chase Manhattan Bank - 360,200

Chase Nominees Limited - 840,800

HSBC Global Custody Nominee (UK) Ltd - 406,986

HSBC Global Custody Nominee (UK) Ltd A/C 771401 - 39,000

Mellon Trust 186,000

MSS Nominees Limited A/C 809797 - 251,054

MSS Nominees Limited A/C 809803 - 66,815

MSS Nominees Limited A/C 809955 - 210,700

MSS Nominees Limited A/C 831286 - 1,808,913

MSS Nominees Limited A/C 759371 - 81,300

Nortrust Nominees Limited - 1,517,000

Nortrust Nominees Limited A/C SRC13 - 60,000

Nutraco Nominees Limited - 70,000

Nutraco Nominees Limited A/C GWPPMPS - 100,000

RBSTB Nominess Ltd - 762,600

RBSTB Nominees Ltd A/C SUNPEN - 7,300

RBSTB Nominees Ltd A/C AAUKPS - 186,000

RBSTB Nominees Ltd A/C LAUR - 16,000

RBSTB Nominees Ltd A/C ESPSBEB - 233,000

Royal Bank of Scotland - 34,100

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

10th September 2002

12) Total holding following this notification

21,697,022

13) Total percentage holding of issued class following this notification

14.07%

14) Any additional information

15) Name of contact and telephone number for queries

Peter Williams - 020 7318 3019

16) Name and signature of authorised company official responsible for making this notification

Peter Williams, Finance Director and Secretary

Date of notification 10th September 2002

END

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